SECURIT[redacted])MMISSION

04004453

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-47498

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 25 2004

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Almarc Trading, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2325-B Renaissance Drive
(No. and Street)

Las Vegas (City) Nevada (State) 89119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jesse Gerstel (561) 672-5100
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jesse Gerstel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Almarc Trading, LP, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

ANNETTE DE LUCA
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(Signature)

Manager
(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

ALMARC TRADING, LP

REPORT PURSUANT TO RULE 17a-5

UNDER THE SECURITIES

EXCHANGE ACT OF 1934

DECEMBER 31, 2003







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Partners
Almarc Trading, LP
Las Vegas, Nevada

We have audited the accompanying statement of financial condition of Almarc Trading, LP as of December 31, 2003, and the related statements of operations, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Almarc Trading, LP as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaufman, Rossin & Co.

Miami, Florida
January 23, 2004

ALMARC TRADING, LP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CASH	$	106,123
SECURITIES OWNED, AT MARKET (NOTE 5)		15,994,258
RECEIVABLE FROM BROKER (NOTE 2)		587,720
NOTES RECEIVABLE (NOTE 3)		666,341
INTEREST AND DIVIDENDS RECEIVABLE		24,731
PROPERTY AND EQUIPMENT		48,988
OTHER ASSETS		5,700
	$	17,433,861

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES		
Securities sold, but not yet purchased, at market (Note 5)	$	14,210,592
Interest payable		7,022
Accrued liabilities		182,030
Total liabilities		14,399,644
PARTNERS' CAPITAL		3,034,217
	$	17,433,861

See accompanying notes.

ALMARC TRADING, LP
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUES		
Interest and dividends	$	432,210
Net trading gains		699,923
Other income		139,405
Total revenues		1,271,538
EXPENSES		
Clearing charges		47,817
Depreciation and amortization		17,753
Interest (Note 2)		268,141
Management fees (Note 3)		1,032,369
Other general and administrative		33,180
Professional fees		55,871
Taxes and licenses		102,269
Total expenses		1,557,400
NET LOSS	$(	285,862)

See accompanying notes.

ALMARC TRADING, LP
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
YEAR ENDED DECEMBER 31, 2003

PARTNERS' CAPITAL AS OF DECEMBER 31, 2002	$	3,530,080
CAPITAL WITHDRAWALS	(	210,001)
NET LOSS	(	285,862)
PARTNERS' CAPITAL AS OF DECEMBER 31, 2003	**$**	**3,034,217**

See accompanying notes.

ALMARC TRADING, LP
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$(	285,862)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		17,753
Changes in operating assets and liabilities:		
Securities owned, at market	(	2,683,954)
Receivable from (payable to) broker	(	2,939,846)
Interest and dividends receivable		2,524,941
Securities sold, but not yet purchased, at market		4,026,168
Interest payable	(	522,188)
Accrued liabilities		165,030
Total adjustments		587,904
Net cash provided by operating activities		302,042
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital withdrawals	(	210,001)
NET INCREASE IN CASH		92,041
CASH - BEGINNING		14,082
CASH - ENDING	$	106,123

Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	790,329

Supplemental Disclosure of Non-Cash Investing and Financing Activities:		
Reduction of security loans payable through sale of a security owned	$	9,372,072

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Almarc Trading, LP (the Partnership) is a broker-dealer of various types of equities, debt instruments, and option contracts. The broker-dealer acts in a principal capacity, buying and selling for its own account, engaging primarily in convertible and risk arbitrage trading strategies.

Government and Other Regulation

The Partnership's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Partnership is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions are reported on a trade date basis, and securities owned or sold, but not yet purchased are valued at market. Securities for which quotations are not readily available are valued at fair market value as determined by the General Partner. The resulting difference between cost and market for all securities is included in operating results.

Cash

The Partnership may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation is computed using the straight-line method based upon an estimated useful life of four years.

Income Taxes

The Partnership is not subject to income taxes since the income or loss is includible in the tax returns of the partners.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivative Instruments

The following information is presented in compliance with Financial Accounting Standards Board Statement 133, "Accounting for Derivative Instruments and Hedging Activities," which requires disclosures with respect to the purpose of and risks associated with using derivatives.

The Partnership invests in equity-related derivative contracts (derivatives), primarily options. In the normal course of business, the Partnership enters into derivative contracts for trading purposes, and sometimes as a hedge of other securities market risks. Typically, derivative contracts serve as components of the Partnership's investment strategies and are utilized primarily to structure the portfolio or individual investments to economically match the investment objectives of the Partnership.

Generally, the Partnership purchases and sells equity put and call options. Options represent the opportunity to sell or buy the underlying equity securities at specified prices and future dates.

The Partnership's exposure to credit risk associated with counterparty nonperformance on any derivatives that are not exchange traded is typically limited to the unrealized gains reported as assets associated with such contracts. Generally, the Partnership trades in only exchange traded derivatives.

Interest and Dividend Income Recognition

Interest income is recognized on the accrual basis of accounting and is recorded as it is earned. Dividend income is recognized on the ex-dividend date.

NOTE 2. RECEIVABLE FROM BROKER AND PAYABLE TO BROKER

Receivable from broker, when applicable, represents amounts due from the Partnership's clearing broker, Bear Stearns Securities Corp. (Bear Stearns). Amounts receivable from broker represent cash balances at Bear Stearns and amounts owed the Partnership for unsettled transactions.

NOTE 2. RECEIVABLE FROM BROKER AND PAYABLE TO BROKER (Continued)

Payable to broker, when applicable, represents amounts due to Bear Stearns and is collateralized by securities owned by the Partnership and securities awaiting receipt on uncompleted transactions. Interest is payable monthly at the prevailing variable rate, which was 1.6875% at December 31, 2003. All amounts due are payable on demand. Interest expense related to the amounts due to broker amounted to $236,391 for 2003, of which $7,022 was accrued at December 31, 2003.

NOTE 3. RELATED PARTY TRANSACTIONS

Notes Receivable

Notes receivable consisted of two unsecured notes receivable totaling $666,341 from two owners of the general and limited partners. Interest accrues at 5% and the notes are due on demand.

Management Agreement

The Partnership receives management and administrative services from entities affiliated by virtue of common ownership. In this regard, the affiliates incur significant operating expenses and provide facilities and staff for the Partnership in consideration of a management fee. For the year ended December 31, 2003, the Partnership incurred and paid $1,032,369 of management fees, which are comprised of the following:

Communications	$	10,190
Dues, subscriptions and fees		11,982
Insurance		107,287
Marketing		34,711
Office		44,286
Other		10,985
Payroll and related costs		371,197
Pension		348,774
Professional fees		20,576
Rent and facility use		43,957
Research		22,879
Travel and entertainment		5,545
	$	1,032,369

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Partnership is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2003, the Partnership's "Net Capital" was $538,174, which exceeded requirements by $438,174, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.35 to 1.

NOTE 5. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Partnership's securities transactions are provided by Bear Stearns, whose principal office is in New York City.

Securities Owned, at Market

At December 31, 2003, securities owned consisted of the following United States issues:

Exchange listed equities	$ 15,886,958
Other	107,300
	$ 15,994,258

Securities Sold, But Not Yet Purchased, at Market

At December 31, 2003, securities sold, but not yet purchased consisted of the following:

Exchange listed equities	$ 14,168,042
Options	42,550
	$ 14,210,592

Subsequent market fluctuations may require the Partnership to purchase these securities at prices which differ from the above market values.

SUPPLEMENTARY INFORMATION

ALMARC TRADING, LP
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION TO PARTNERSHIP'S CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING
DECEMBER 31, 2003

CREDITS		
Partners' capital	$	3,034,217
DEBITS		
Non-allowable securities owned, at market		107,300
Notes receivable		666,341
Property and equipment		48,988
Other assets		5,700
Total debits		828,329
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		2,205,888
HAIRCUTS ON SECURITY POSITIONS		1,667,714
NET CAPITAL		538,174
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $100,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $189,052		100,000
EXCESS NET CAPITAL	$	438,174
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.35 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Interest payable	$	7,022
Accrued liabilities		182,030
Total aggregate indebtedness	$	189,052
RECONCILIATION WITH PARTNERSHIP'S COMPUTATION IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2003		
Net capital as reported in Company's Part IIA (unaudited) FOCUS report	$	555,174
Net audit adjustments (primarily arising from accruals)		(17,000)
Net capital per above	$	538,174

See independent auditors' report.

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Partnership is exempt from the computation of reserve requirements and the information relating to the possession or control requirements.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Partners
Almarc Trading, LP
Las Vegas, Nevada

In planning and performing our audit of the financial statements and supplementary information of Almarc Trading, LP (the Partnership) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial

statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

Miami, Florida
January 23, 2004

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd., ste. 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd., ste. 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:
www.kaufmanrossin.com